Exhibit 17.1

September 25, 2018

Sprague Resources GP LLC
185 International Drive
Portsmouth, NH 03801

Attn: David Glendon, President and CEO

Dear Dave,
I would like to take this opportunity to let you know that I am resigning my position as an independent director of Sprague Resources GP LLC effective October 1, 2018. The logistics and rigors of extensive travel and my many other commitments have led me to this decision. I have enjoyed my time as a director with Sprague and working with the board and management on many projects as the Company has advanced from its IPO to today. I wish you all the best in all your future endeavors.

Sincerely,
/s/ Robert Evans
Robert Evans

cc
Michael Milligan
Gary Rinaldi
Greg Harper
Beth Bowman
Ben Hennelly
Sally Sarsfield
Paul Scoff
Vanda Moore